UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

17 February 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

17 February 2026

BHP enters into a silver streaming agreement with Wheaton Precious Metals relating to its share of Antamina silver production

BHP, through a wholly owned subsidiary, has entered into a long-term streaming agreement with Wheaton Precious Metals International Ltd. (a wholly-owned subsidiary of Wheaton Precious Metals Corp.) (Wheaton) (the Agreement). Under the Agreement, BHP will receive an upfront payment of US$4.3 billion at completion (Upfront Consideration). In exchange, BHP will deliver silver to Wheaton calculated by reference to its share of silver produced at the Antamina mine. The Agreement represents the most valuable streaming transaction to date based on Upfront Consideration received.

BHP is a shareholder of the Antamina mine, located in Peru, through its 33.75% investment in Compañía Minera Antamina S.A. (CMA). Antamina is operated independently by CMA. CMA is not a party to the Agreement. BHP’s rights as a shareholder of CMA and its obligations under the joint venture agreement are unaffected by the Agreement. The Agreement will have no impact to BHP’s existing customer agreements.

Supported by strong silver market conditions, the Agreement maximises shareholder value by unlocking capital from a non-core commodity that can be reallocated to BHP’s high-return growth projects and shareholder returns, consistent with our capital allocation framework. The transaction is not expected to increase BHP’s reported debt levels. The transaction will allow BHP to realise the value of silver as a by-product at Antamina and retain full exposure to all copper, zinc and lead production from its share of this large-scale, long-life asset.

BHP Chief Executive Officer, Mike Henry, commented:

“We are pleased to partner with Wheaton – a global leader in precious metals streaming. BHP’s investment in Antamina has delivered value to investors through strong copper production performance, and this agreement further unlocks additional value from the asset in an innovative and disciplined way.”

BHP Chief Financial Officer, Vandita Pant, commented:

“Today’s announcement is a further example of our active capital management in action, and focus on strategically unlocking value from our portfolio. The Upfront Consideration compares favourably with the consensus estimates of our entire share of Antamina. Together with the recent transaction with Global Infrastructure Group and subject to closing of both transactions, we expect to unlock over $6 billion of cash to strengthen our balance sheet flexibility, support long-term value creation and enhance BHP’s shareholder value.”

Transaction terms

The key transaction terms of the Agreement include:

•	Upfront Consideration: Wheaton will pay Upfront Consideration of US$4.3 billion to BHP at completion.

•	Production transfer payments: Wheaton will also pay BHP 20% of the spot silver price at the time of delivery for each ounce of silver delivered to Wheaton under the Agreement.

•

Streamed metal: In return for the Upfront Consideration and ongoing production transfer payments, BHP will deliver the equivalent of 33.75% of the silver produced by Antamina (subject to a fixed payable rate of 90%). After 100 million ounces of silver have been delivered to Wheaton, the stream will be reduced and BHP will deliver the equivalent of 22.5% of silver produced by Antamina over the remaining life of mine. The settlement of the stream is completed via metals credits with no physical delivery of silver to Wheaton.

•	Effective date: the Agreement has an effective date of 1 April 2026

•	Guarantees: Certain obligations will be guaranteed by BHP Group Limited and the entity holding BHP’s interest in Antamina.

Completion is expected on or around 1 April 2026. Completion is not subject to any regulatory approvals. The transaction is subject only to completion of corporate matters and customary conditions to closing.

About Wheaton

Wheaton is the world’s largest precious metals streaming company, focused primarily on gold and silver streaming agreements across a global portfolio of high-quality mining operations.

Its business model offers investors commodity price leverage and exploration upside. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

About Antamina

Antamina is a large copper and zinc mine located 270 kilometres north of Lima, Peru. Antamina is independently operated by CMA. The shareholders of CMA are BHP (33.75%), Glencore plc (33.75%), Teck Resources Limited (22.5%) and Mitsubishi Corporation (10%).

In calendar year 2025, Antamina produced 124,200 tonnes of copper, 129,400 tonnes of zinc, and 5.4 million ounces of silver (on a BHP share basis).

Overview of precious metal streaming transactions

A stream is a long-term contract under which the purchaser, in exchange for an upfront payment, acquires the right to receive a percentage of future precious metal production, calculated by reference to underlying production from a mine subject to the agreement.

Ongoing payments to the seller are typically structured either as a fixed price per ounce or as a fixed percentage of the prevailing spot price at the time of delivery.

A stream does not impose fixed annual delivery obligations; deliveries fluctuate with actual production from the mine. A stream does not affect the way the mine owner operates the mine.

Advisers

BMO Capital Markets is acting as financial advisor to BHP and Davies Ward Phillips & Vineberg LLP is acting as legal counsel.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Amanda Saunders	Adam Sanderson
+44 7887 468 926	+44 7884 735 515

North America	Americas
Megan Hjulfors	Li Hua
+1 403 605 2314	+1 647 828 9830

Latin America
Renata Fernandez
+56 9 8229 5357

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 February 2026	BHP Group Limited

	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary